                                                              Page 1 of 13 pages



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)






                               HEXCEL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   428290 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


         Robert J. Small                        Joel S. Beckman
         Berkshire Partners LLC                 Greenbriar Equity Group LLC
         One Boston Place                       555 Theodore Fremd Avenue
         Suite 3300                             Suite A-201
         Boston, Massachusetts 02108            Rye, NY 10580
         (617) 227-0050                         (914) 925-9600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 15, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

---------------------
CUSIP NO. 428290 10 0                                         Page 2 of 13 pages
---------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
       Berkshire Fund V, Limited Partnership
       04-3423237

--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.     SEC USE ONLY



--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS

       OO

--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
       IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Massachusetts

--------------------------------------------------------------------------------
                      7.    SOLE VOTING POWER

      NUMBER OF             195,606

       SHARES          ---------------------------------------------------------
                       8.    SHARED VOTING POWER
     BENEFICIALLY

      OWNED BY
                       ---------------------------------------------------------
         EACH          9.    SOLE DISPOSITIVE POWER

      REPORTING              195,606

       PERSON          ---------------------------------------------------------
                       10.   SHARED DISPOSITIVE POWER
        WITH


--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       195,606

--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [ ]
       EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.2%*

--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON

       PN

--------------------------------------------------------------------------------
* This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Fund V. Percentage calculations are based on the number of shares of Common Stock outstanding as of February 23, 2006 as provided by the Issuer.

---------------------
CUSIP NO. 428290 10 0                                         Page 3 of 13 pages
---------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
       Berkshire Fund VI, Limited Partnership
       04-3568357

--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.     SEC USE ONLY



--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS

       OO

--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
       IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Massachusetts

--------------------------------------------------------------------------------
                      7.    SOLE VOTING POWER

      NUMBER OF             212,472

       SHARES          ---------------------------------------------------------
                       8.    SHARED VOTING POWER
     BENEFICIALLY

      OWNED BY
                       ---------------------------------------------------------
         EACH          9.    SOLE DISPOSITIVE POWER

      REPORTING              212,472

       PERSON          ---------------------------------------------------------
                       10.   SHARED DISPOSITIVE POWER
        WITH


--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       212,472

--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [ ]
       EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.2%*

--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON

       PN

--------------------------------------------------------------------------------
* This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Fund VI. Percentage calculations are based on the number of shares of Common Stock outstanding as of February 23, 2006 as provided by the Issuer.

---------------------
CUSIP NO. 428290 10 0                                         Page 4 of 13 pages
---------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
       Berkshire Investors LLC
       04-3309729

--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.     SEC USE ONLY



--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS

       OO

--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
       IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Massachusetts

--------------------------------------------------------------------------------
                      7.    SOLE VOTING POWER

      NUMBER OF             22,311

       SHARES          ---------------------------------------------------------
                       8.    SHARED VOTING POWER
     BENEFICIALLY

      OWNED BY
                       ---------------------------------------------------------
         EACH          9.    SOLE DISPOSITIVE POWER

      REPORTING              22,311

       PERSON          ---------------------------------------------------------
                       10.   SHARED DISPOSITIVE POWER
        WITH


--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       22,311

--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [ ]
       EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.02%*

--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON

       OO

--------------------------------------------------------------------------------
* This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Berkshire Investors. Percentage calculations are based on the number of shares of Common Stock outstanding as of February 23, 2006 as provided by the Issuer.

---------------------
CUSIP NO. 428290 10 0                                         Page 5 of 13 pages
---------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
       Berkshire Partners LLC
       04-2911958

--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.     SEC USE ONLY



--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS

       OO

--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
       IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Massachusetts

--------------------------------------------------------------------------------
                      7.    SOLE VOTING POWER

      NUMBER OF             13,031

       SHARES          ---------------------------------------------------------
                       8.    SHARED VOTING POWER
     BENEFICIALLY

      OWNED BY
                       ---------------------------------------------------------
         EACH          9.    SOLE DISPOSITIVE POWER

      REPORTING              13,031

       PERSON          ---------------------------------------------------------
                       10.   SHARED DISPOSITIVE POWER
        WITH


--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,031*

--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [ ]
       EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.01%**

--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON

       OO

--------------------------------------------------------------------------------
* This amount includes shares of Common Stock of the Issuer issuable upon the exercise of currently exercisable options which are held for the benefit of Berkshire Partners LLC.

** This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Berkshire Partners LLC. Percentage calculations are based on the number of shares of Common Stock outstanding as of February 23, 2006 as provided by the Issuer.

---------------------
CUSIP NO. 428290 10 0                                         Page 6 of 13 pages
---------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
       Greenbriar Equity Fund, L.P.
       13-4089201

--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.     SEC USE ONLY



--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS

       OO

--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
       IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
                      7.    SOLE VOTING POWER

      NUMBER OF             421,973

       SHARES          ---------------------------------------------------------
                       8.    SHARED VOTING POWER
     BENEFICIALLY

      OWNED BY
                       ---------------------------------------------------------
         EACH          9.    SOLE DISPOSITIVE POWER

      REPORTING              421,973

       PERSON          ---------------------------------------------------------
                       10.   SHARED DISPOSITIVE POWER
        WITH


--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       421,973

--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [ ]
       EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.5%*

--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON

       PN

--------------------------------------------------------------------------------
* This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Greenbriar Fund. Percentage calculations are based on the number of shares of Common Stock outstanding as of February 23, 2006 as provided by the Issuer.

---------------------
CUSIP NO. 428290 10 0                                         Page 7 of 13 pages
---------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
       Greenbriar Co-Investment Partners, L.P.
       13-4089202

--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.     SEC USE ONLY



--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS

       OO

--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
       IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
                      7.    SOLE VOTING POWER

      NUMBER OF             8,417

       SHARES          ---------------------------------------------------------
                       8.    SHARED VOTING POWER
     BENEFICIALLY

      OWNED BY
                       ---------------------------------------------------------
         EACH          9.    SOLE DISPOSITIVE POWER

      REPORTING              8,417

       PERSON          ---------------------------------------------------------
                       10.   SHARED DISPOSITIVE POWER
        WITH


--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,417

--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [ ]
       EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.01%*

--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON

       PN

--------------------------------------------------------------------------------
* This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Greenbriar Co-invest. Percentage calculations are based on the number of shares of Common Stock outstanding as of February 23, 2006 as provided by the Issuer.

---------------------
CUSIP NO. 428290 10 0                                         Page 8 of 13 pages
---------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
       Greenbriar Equity Group LLC
       13-4089194

--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.     SEC USE ONLY



--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS

       OO

--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
       IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
                      7.    SOLE VOTING POWER

      NUMBER OF             13,561

       SHARES          ---------------------------------------------------------
                       8.    SHARED VOTING POWER
     BENEFICIALLY

      OWNED BY
                       ---------------------------------------------------------
         EACH          9.    SOLE DISPOSITIVE POWER

      REPORTING              13,561

       PERSON          ---------------------------------------------------------
                       10.   SHARED DISPOSITIVE POWER
        WITH


--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,561*

--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [ ]
       EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.01%**

--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON

       OO

--------------------------------------------------------------------------------

* This amount includes shares of Common Stock of the Issuer issuable upon the exercise of currently exercisable options and upon the conversion of vested restricted stock units which are held for the benefit of Greenbriar Equity Group LLC.

** This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Greenbriar Equity Group LLC. Percentage calculations are based on the number of shares of Common Stock outstanding as of February 23, 2006 as provided by the Issuer.

                                                              Page 9 of 13 pages


       Except as set forth below, all previously reported Items are unchanged.

Item 2.  IDENTITY AND BACKGROUND.

(a)    Name

       This Statement is being filed jointly by the following (each a "Reporting Person" and collectively, the "Reporting Persons"): (1) Berkshire Fund V, Limited Partnership, a Massachusetts limited partnership ("Fund V"), (2) Berkshire Fund VI, Limited Partnership, a Massachusetts limited partnership ("Fund VI") (3), Berkshire Investors LLC, a Massachusetts limited liability company ("Berkshire Investors"), (4) Berkshire Partners LLC, a Massachusetts limited liability company ("Berkshire"), (5) Greenbriar Equity Fund, L.P. a Delaware limited partnership ("Greenbriar Fund") (6) Greenbriar Co-Investment Partners, L.P., a Delaware limited partnership ("Greenbriar Co-Invest") and (7) Greenbriar Equity Group LLC, a Delaware limited liability company ("Greenbriar").

       Fifth Berkshire Associates LLC, a Massachusetts limited liability company ("Fifth Berkshire"), is the general partner of Fund V. Sixth Berkshire Associates LLC, a Massachusetts limited liability company ("Sixth Berkshire"), is the general partner of Fund VI. The managing members of Fifth Berkshire are:
Bradley M. Bloom, J. Christopher Clifford, Kevin T. Callaghan, Richard K. Lubin, Carl Ferenbach, Jane Brock-Wilson, David R. Peeler, Robert J. Small, and Ross M. Jones (the "Fifth Berkshire Principals" and, together with Christopher J. Hadley and Lawrence S. Hamelsky, the "Berkshire Principals"). The Berkshire Principals are also the managing members of Sixth Berkshire and Berkshire Investors.

       Greenbriar Holdings LLC ("Greenbriar Holdings") is the general partner of Greenbriar Equity Capital, L.P.("Greenbriar Capital") , which is the general partner of Greenbriar Fund. Greenbriar Holdings is also the general partner of Greenbriar Co-Invest. The managing members of Greenbriar Holdings are Joel S. Beckman, Gerald Greenwald and Reginald L. Jones, III (the "Greenbriar Principals").

       The Reporting Persons make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Pursuant to the Coinvestment Agreement (the "Coinvestment Agreement") dated as of November 1, 1999 between Berkshire and Greenbriar, Berkshire and Greenbriar agreed to pursue jointly certain investment opportunities in the transportation industry. For investments in which Berkshire and Greenbriar invest jointly under the Coinvestment Agreement, Berkshire has agreed to cause one or more of its affiliated investment funds to co-invest with Greenbriar Fund in an amount equal to a minimum of one dollar for every two dollars invested by Greenbriar Fund. If the amount available for investment in a particular transaction exceeds the amount which is appropriate for Greenbriar Fund to invest, Berkshire's affiliated funds shall be offered the opportunity to coinvest in such transaction up to such additional amount, unless Greenbriar, after consultation with Berkshire, determines to first offer all or a portion of such coinvestment opportunity to one or more third parties. As a result, Berkshire and Greenbriar agreed to invest in the transactions described in this filing on an equal basis (the Reporting Persons affiliated with Berkshire have invested one dollar for every one dollar invested by the Reporting Persons affiliated with Greenbriar).

       Based on the foregoing and the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"). The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

Item 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding the following immediately before the final paragraph thereof:

       On March 15, 2006, the Sellers sold an aggregate of 8,607,785 shares of Common Stock of the Issuer in an underwritten public offering of Common Stock of the Issuer (the "Third Registered Offering"). The number of shares

                                                             Page 10 of 13 pages



sold by each Seller is as follows: Fund V - 1,956,063, Fund VI - 2,124,719, Berkshire Investors - 223,111, Greenbriar Fund - 4,219,727, and Greenbriar Co-Invest - 84,165.

       The Issuer effected the Third Registered Offering pursuant to the exercise of a demand registration right by the Sellers on February 28, 2006.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

       (a) As of the closing of the sale of shares of Common Stock sold on March 15, 2006 in connection with the Third Registered Offering, the Reporting Persons may be deemed to beneficially own an aggregate of 887,371 shares of Common Stock consisting of (i) 860,779 shares of Common Stock beneficially owned by the Reporting Persons as a result of the initial investment completed March 19, 2003; (ii) 12,000 shares subject to currently exercisable options and 1,031 shares issued upon conversion of vested restricted stock units, in each case granted to Robert J. Small pursuant to the Issuer's Incentive Stock Plan (Mr. Small has an understanding with Berkshire pursuant to which he holds such options and shares for the benefit of Berkshire); and (iii) 12,000 shares subject to currently exercisable options and 1,561 shares issuable upon conversion of vested restricted stock units, in each case granted to Joel S. Beckman pursuant to the Issuer's Incentive Stock Plan (Mr. Beckman has an understanding with Greenbriar pursuant to which he holds such options and restricted stock units for the benefit of Greenbriar).

       The shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as of the Third Registered Offering represent approximately 1.0% of the outstanding shares of Common Stock, based on 93,038,134 outstanding shares of Common Stock as of February 23, 2006, as provided by the Issuer. The foregoing percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than the Reporting Persons.

       By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.

       (b) As of the Third Registered Offering on March 15, 2006, Fund V has sole voting power with respect to 195,606 shares of Common Stock and sole dispositive power with respect to 195,606 shares of Common Stock. Fund V is the beneficial owner of the 195,606 shares of Common Stock over which it has voting and dispositive power.

       As the ultimate general partner of Fund V, Fifth Berkshire may be deemed to beneficially own 195,606 shares of Common Stock held by Fund V. The filing of this statement shall not be construed as an admission that Fifth Berkshire is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund V.

       As of the Third Registered Offering on March 15, 2006, Fund VI has sole voting power with respect to 212,472 shares of Common Stock and sole dispositive power with respect to 212,472 shares of Common Stock. Fund VI is the beneficial owner of the 212,472 shares of Common Stock over which it has voting and dispositive power.

       As the sole general partner of Fund VI, Sixth Berkshire may be deemed to beneficially own 212,472 shares of the Common Stock held by Fund VI. The filing of this statement shall not be construed as an admission that Sixth Berkshire is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund VI.

                                                             Page 11 of 13 pages



       As of the Third Registered Offering on March 15, 2006, Berkshire Investors has sole voting power with respect to 22,311 shares of Common Stock and sole dispositive power with respect to 22,311 shares of Common Stock. Berkshire Investors is the direct beneficial owner of the 22,311 shares of Common Stock over which it has voting and dispositive power.

       As of the Third Registered Offering on March 15, 2006, Berkshire may be deemed to beneficially own 12,000 shares subject to currently exercisable options and 1,031 shares issued upon conversion of vested restricted stock units, in each case granted to Robert J. Small pursuant to the Issuer's Incentive Stock Plan. Mr. Small holds these options and shares for the benefit of Berkshire.

       By virtue of their positions as managing members of Fifth Berkshire, Sixth Berkshire, Berkshire Investors and Berkshire, the Fifth Berkshire Principals and the Berkshire Principals, as applicable, may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Fund V, Fund VI or Berkshire Investors. None of the Berkshire Principals, acting alone, however, has voting or investment power with respect to the shares beneficially owned by the Fund V, Fund VI or Berkshire Investors, and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.

       As of the Third Registered Offering on March 15, 2006, Greenbriar Fund has sole voting power with respect to 421,973 shares of Common Stock and sole dispositive power with respect to 421,973 shares of Common Stock. Greenbriar Fund is the direct beneficial owner of the 421,973 shares of Common Stock over which it has voting and dispositive power.

       As the ultimate general partner of Greenbriar Fund, Greenbriar Holdings may be deemed to beneficially own 421,973 shares of the Common Stock held by Greenbriar Fund. The filing of this statement shall not be construed as an admission that Greenbriar Holdings is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Greenbriar Fund.

       As of the Third Registered Offering on March 15, 2006, Greenbriar Co-Invest has sole voting power with respect to 8,417 shares of Common Stock and sole dispositive power with respect to 8,417 shares of Common Stock. Greenbriar Co-Invest is the direct beneficial owner of the 8,417 shares of Common Stock over which it has voting and dispositive power.

       As the sole general partner of Greenbriar Co-Invest, Greenbriar Holdings may be deemed to beneficially own 8,417 shares of the Common Stock held by Greenbriar Co-Invest. The filing of this statement shall not be construed as an admission that Greenbriar Holdings is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Greenbriar Co-Invest.

       As of the Third Registered Offering on March 15, 2006, Greenbriar may be deemed to beneficially own 12,000 shares subject to currently exercisable options and 1,561 shares issuable upon conversion of vested restricted stock units, in each case granted to Joel S. Beckman pursuant to the Issuer's Incentive Stock Plan. Mr. Beckman holds these options and restricted stock units for the benefit of Greenbriar.

       By virtue of their positions as managing members of Greenbriar Holdings, the Greenbriar Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Greenbriar Fund, Greenbriar Co-Invest or Greenbriar. None of the Greenbriar Principals, acting alone, however, has voting or investment power with respect to the shares beneficially owned by Greenbriar Fund or Greenbriar Co-Invest, and, as a result, each Greenbriar Principal disclaims beneficial ownership of such shares of Common Stock.

       (e) As of the Third Registered Offering on March 15, 2006, the Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock.

                                                             Page 12 of 13 pages


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 1     Joint Filing Undertaking, dated as of March 28, 2003*

Exhibit 2 Stock Purchase Agreement dated as of December 18, 2002 between the Purchasers and the Issuer*

Exhibit 3 Stockholders Agreement dated as of March 19, 2003 between the Purchaser and the Issuer*

Exhibit 4 Registration Rights Agreement dated as of March 19, 2003 between the Purchasers and the Issuer*

Exhibit 5     Series A Certificate of Designations dated as of March 19, 2003*

Exhibit 6     Series B Certificate of Designations dated as of March 19, 2003*

Exhibit 7 Coinvestment Agreement dated November 1, 1999 between Berkshire Partners LLC and Greenbriar Equity Group, LLC*

Exhibit 8     Joint Filing Agreement regarding Amendment No. 1 to Schedule 13D*

Exhibit 9     Joint Filing Agreement regarding Amendment No. 2 to Schedule 13D*

Exhibit 10    Joint Filing Agreement regarding Amendment No. 3 to Schedule 13D*

Exhibit 11 Underwriting Agreement dated as of August 3, 2005 (incorporated by reference to Exhibit 99.1 of the Issuer's 8-K filed with the Commission on August 9, 2005)

Exhibit 12    Joint Filing Agreement regarding Amendment No. 4 to Schedule 13D*

Exhibit 13    Joint Filing Agreement regarding Amendment No. 5 to Schedule 13D*

Exhibit 14 Underwriting Agreement dated as of March 9, 2006 (incorporated by reference to Exhibit 99.1 of the Issuer's 8-K filed with the Commission on March 15, 2006)*

Exhibit 15    Joint Filing Agreement regarding Amendment No. 3 to Schedule 13D


*  previously filed

                                                             Page 13 of 13 pages


                                                    SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 17, 2006


                                         BERKSHIRE FUND V, LIMITED PARTNERSHIP
                                         By:  Fifth Berkshire Associates LLC,
                                              its General Partner


                                         BERKSHIRE FUND VI, LIMITED PARTNERSHIP
                                         By:  Sixth Berkshire Associates LLC,
                                              its General Partner


                                         BERKSHIRE INVESTORS LLC


                                         BERKSHIRE PARTNERS LLC



                                         By: /s/ Robert J. Small
                                             -----------------------------------
                                             Name:  Robert J. Small
                                             Title: Managing Director





                                         GREENBRIAR EQUITY FUND, L.P.
                                         By: Greenbriar Equity Capital, L.P.,
                                             its general partner
                                         By: Greenbriar Holdings LLC,
                                             its general partner


                                         GREENBRIAR CO-INVESTMENT PARTNERS, L.P.
                                         By: Greenbriar Holdings LLC,
                                             its general partner


                                         GREENBRIAR EQUITY GROUP LLC



                                         By:  /s/ Joel S. Beckman
                                              ----------------------------------
                                              Name:  Joel S. Beckman
                                              Title: Managing Member

                                                                       Exhibit A


     AGREEMENT REGARDING THE JOINT FILING OF AMENDMENT NO. 6 TO SCHEDULE 13D


The undersigned hereby agree as follows:

     (1)  Each of them is individually eligible to use Amendment No. 6 to
          Schedule 13D to which this Exhibit is attached, and such Amendment No. 6 to Schedule 13D is filed on behalf of each of them; and

     (2) Each of them is responsible for the timely filing of such Amendment No. 6 to Schedule 13D and any amendments thereto, and for the completeness and accuracy of such information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate.


Dated: March 17, 2006


                                          BERKSHIRE FUND V, LIMITED PARTNERSHIP
                                          By: Fifth Berkshire Associates LLC,
                                              its General Partner


                                          BERKSHIRE FUND VI, LIMITED PARTNERSHIP
                                          By: Sixth Berkshire Associates LLC,
                                              its General Partner


                                          BERKSHIRE INVESTORS LLC


                                          BERKSHIRE PARTNERS LLC




                                          By: /s/ Robert J. Small
                                              ----------------------------------
                                              Name:  Robert J. Small
                                              Title: Managing Director

                                         GREENBRIAR EQUITY FUND, L.P.
                                         By: Greenbriar Equity Capital, L.P.,
                                             its general partner
                                         By: Greenbriar Holdings LLC,
                                             its general partner


                                         GREENBRIAR CO-INVESTMENT PARTNERS, L.P.
                                         By: Greenbriar Holdings LLC,
                                             its general partner


                                         GREENBRIAR EQUITY GROUP LLC



                                         By: /s/ Joel S. Beckman
                                             ----------------------------------
                                             Name:  Joel S. Beckman
                                             Title: Managing Member